Exhibit 99.3

Vivendi Universal Investor and Analyst Update Jean-Rene Fourtou, Chairman & CEO Jean-Bernard Levy, Chief Operating Officer Jacques Espinasse, SEVP & CFO September 25, 2002

Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance or business strategy. Actual results may differ materially from the forward- looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that Vivendi Universal will be unable to obtain the referenced bank financings or that such financings prove inadequate to meet Vivendi Universal's liquidity needs; that Vivendi Universal will be unable to dispose of the referenced assets on commercially acceptable terms or within the referenced time period; that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third- party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, updates or to revise forward-looking statements.

Company Update Jean-Rene Fourtou Chairman and Chief Executive Officer

The Liquidity Crisis is Nearly Solved Early July, the company was confronted by a very serious situation: Ratings slashed by rating agencies Liquidity crisis Excessive levels of debt End of September, the liquidity crisis is nearly solved Medium-term credit line for Euro 3 billion is being implemented, which includes the Euro 1 billion line obtained on July 10th Renewal of Euro 1.6 billion loan on Vivendi Universal Entertainment is progressing Elimination/reduction without delay of the main sources of loss (Internet activities, Canal+ assets outside France, Paris and New York headquarters costs, etc.) Our next significant repayment dates: Euro 1.9 billion in Vivendi Environnement exchangeable bonds due in March 2003 (repayment included in the liquidity plan) Euro 1.4 billion in BSkyB exchangeable bonds due in July 2003 (covered by the disposals plan)

A Firmly Engaged Disposal Plan Our priority is to reduce the excessive level of debt Plan to dispose Euro 12 billion of assets within 18 months Euro 1.1 billion finalized Majority of non-core assets in process of being disposed Main assets in the disposal plan*: Canal+ activities outside France (Italy, Poland, Benelux, Scandinavia); Canal+ Technologies; public offering of the "New Canal+" Telecoms activities outside France (Poland, Hungary, Kenya, etc.); Internet activities Press (Comareg, Express-Expansion) and publishing (VU Publishing) Minority interests Miscellaneous (property, distribution, airplanes, energy production, etc.) Partial monetization of VU Games *Subject to the necessary consultations.

Other Important Issues Have Been Addressed Reduce main cash drains Build a new management team Inform employees and labor unions Overhaul our cash management system Develop a new strategy

Vivendi Universal Landscape in July 2002*



Sport Five
Sport clubs
Sundance
Echostar
Spencer Gifts
USA Networks
Studio Canal
Telepiu
Media Overseas
Canal+ Technologies
Nordic countries
Egypt
Hungary
Theme Parks
Expand
Thematic channels
Multithématiques
Benelux
Spain
Scoot
UCi
Canal+
European channels
Canal Satellite
Poland
Spain
TD
Kenya
Vizzavi France
Vizzavi Plc.
Cegetel
Poland
USAi
Universal Pictures
UGC
Allociné
Flipside.com
Press-Play
MP3.com
e-brands
Viventures
E.music
Games
I-France
CanalNumedia
Music
Moviso
Clubs
Education.com
Olympia
Sithe
Water
Energy Services
US publishing
French publishing
Sunburst
Literature
References
Agua Argentinas
Aeroservices
Paris
BtoB press
Spain publishing
Venice
Château de Mery
Waste management
Transportation
French free-sheets
Health publishing
French press magazines
Real Estate

* Illustrative and non-exhaustive list.

7

VIVENDI UNIVERSAL

Universal Pictures USA Networks Theme parks Studio Canal Cegetel Energy Services Transportation Water Music Games Waste Management New Canal+ The New Vivendi Universal* * Non-exhaustive list, subject to the necessary consultations.

The New Vivendi Universal HOLDING Universal Music Group Vivendi Universal Entertainment ENTERTAINMENT Cegetel Group New Canal+ Vivendi Universal Games UNIVERSAL Publishing International Canal+ assets International Telecoms assets Internet Property and Miscellaneous assets Vivendi Environnement Asset Disposals in Progress Minority Interests

TOTAL ENTERTAINMENT Games Canal+ VUE Music Geographic Distribution 2002 Revenue * 45% 62% 2% 70% 42% North America 44% 27% 93% 21% 41% Europe 11% 11% 5% 9% 17% Rest of the World 100% 4% 22% 37% 37% % of Total Revenue * Forecast geographic distribution of 2002 revenue assuming the disposal of VUP, Telepiu, Canal+ Technologies and Vizzavi (excluding other internet assets) A Balance Between Europe and North America

Our Core Business: Entertainment (Including Content Creation) One of the world's leaders in entertainment and communication, number one in Europe Good prospects for growth and increased value Assets that are leaders in their businesses and have strong potential synergies High quality managers Outstanding brands: Universal, Canal+ Well-known franchises and excellent content creators

Our Goal To partner on both sides of the Atlantic with the managers and talented employees that are the key to these businesses, through financial agreements and management methods

Conclusion Vivendi Universal's primary overall objective is to create value for its shareholders The liquidity crisis is almost behind us The main sources of cash drain have been reduced, closed, sold or about to be A plan to dispose of assets worth Euro 12 billion within the next 18 months is being implemented with a view to reducing the excessive level of debt Entertainment is the core business of Vivendi Universal, one of the world's leaders through its Universal and Canal+ brands Vivendi Universal will make the most of its important minority interests in telecoms and environmental services

Liquidity Update Jacques Espinasse Senior Executive Vice President and CFO September 25, 2002

WHY THERE WAS A TREASURY CRISIS

The treasury crisis that has affected the Group since the beginning of July is in the process of being resolved.

The principal reasons for this crisis were as follows:

•	a series of excessive, rapidly undertaken investments without appropriate financing (6 billion in 18 months);

•	a significant loss of cash (€4.5 billion) through the acquisition of treasury shares that were subsequently absorbed into shareholder equity, and losses on puts on Vivendi Universal shares in the amount of €840 million;

•	the cancellation of the €2 billion debt issue at the end of the first quarter 2002 ;

•	the payment of a dividend of €1 billion at the end of May 2002. (An additional €300mm of withholding tax should be paid within 6 months);

•	a debt payment schedule and a debt level that could not be supported by cash flow;

•	at the request of the shareholders of Cegetel, a withdrawal of advances made by Cegetel to the parent company, thus abruptly depleting the treasury of €720 mm;

•	negative publicity about the integrity of Vivendi Universal’s financial statements in the highly unfavorable context of the Enron and Worldcom matters;

•	Downgrades of Vivendi Universal by the rating agencies, resulting in an immediate cessation in the Group’s access to commercial paper – its habitual and most important source of financing;

•	a crisis of confidence among the Group’s creditors about its future, which peaked at the beginning of July 2002.
Main Reasons For Treasury Crisis Investments undertaken without long term financing Treasury share acquisitions cash losses of Euro 4.5 billion puts cost of Euro 0.8 billion Euro 2 billion debt issuance planned for Q1 02 cancelled Euro 1.0 billion dividend payment in May 2002 Poor net cash flows Repayment of Euro 720 million to Cegetel Negative publicity about integrity of VU's financial statements Rating agency downgrades Cessation of access to commercial paper market Confidence crisis in debt and equity markets

RESOLUTION OF THE TREASURY CRISIS

•	On July 10, 2002, at the request of the Chairman and Directors of Vivendi Universal, a group of 7 banks comprising Société Générale, BNP Paribas, Crédit Agricole Indosuez, and Crédit Lyonnais (contributing €800 million), and CSFB, Citigroup and Deutsche Bank (€200 million), agreed to grant an unsecured line of credit in the amount of €1 billion until December 31, 2002.

•	These 7 banks then undertook to use their best efforts to facilitate the granting of a secured, medium-term line of credit in the amount of €3 billion. For its part, Vivendi Universal undertook to give preference to these 7 banks, at market rates and on a non-exclusive basis, in the implementation of the Group’s restructuring, asset sale and/or acquisition activities.

•	On August 14, 2002, the Board of Directors of Vivendi Universal authorized a wide-ranging program of asset sales in the amount of €10 billion over the next 2 years, of which €5 billion in assets is to be sold within 9 months.
Resolution of Treasury Crisis Cash available to VU of Euro 1.1bn Euro 4.6bn bank lines Euro 3.0 bn Euro 1.6bn VUE loan Waiver status Euro 3.0 billion facility Euro 850 million facility Other debt (bilaterals) Strong cash management systems now in place Daily cash update meetings

On September 18, 2002, we received from these 7 banks (excluding Deutsche Bank) and CDC Ixis, the Royal Bank of Scotland, Natexis, Sumitomo and ABN Amro, (i.e., a total of 11 financial institutions), a commitment to lend us €3 billion in replacement of the €1 billion loan to the 2 North American holding affiliates. This secured loan is divided into 3 tranches, the last of whose payments is due at the latest in the period between November 2003 to December 2004.
Overview of Euro 3 Billion Facility Vivendi Communications North America Inc. (holding VUP US) Vivendi Universal Holding I Corp (holding VU US) Borrowers Guarantors Borrowers, VU, other intermediate US Holding companies Tranche A - Euro 2 bn Term Loan - November 2003 maturity Tranche B - Euro 500 mn Term Loan - November 2003 maturity Tranche C - Euro 500 mn Term Loan - December 2004 maturity (Availability linked to pledge on VE shares) Tranches Ranges from 2.25 - 3.25% p.a. with margin step-ups Margin Linked to debt, equity and equity-related issues, asset disposals, cash dividends declared, extension of VE Convertible Bond Mandatory Prepayments VE (when available), Canal+, VUP non US, FDV (EchoStar Holding), VTI, + 100% of shares of Borrowers and Guarantors (excluding VU) Security Package Total Gross Financial Debt EBITDA to Net Interest Net Financial Debt to EBITDA Financial Covenants BNP Paribas, Citigroup, SG Investment Banking, Royal Bank of Scotland, CDC Ixis, Credit Agricole Indosuez, Credit Lyonnais, CSFB, Sumitomo Mitsui, ABN Amro, Natexis Banques Populaires MLAs Liquidity Test Other

For this type of loan, whose main purpose is to provide bridge financing in advance of asset sales, it is logical and necessary to obtain the agreement of the current lenders with respect to the debt issues of €3 billion maturing in 2007 and €850 million maturing in 2004.
Requested Waivers and Consents 1 - Consent to all borrowing if more than 30% of debt is located at subsidiary level 2 - Consent to all publicised core and non-core disposals to be sought, by way of confirmation that no restriction Consents Required Maturity Borrowing Consent Negative Pledge Waiver Disposals Consents Euro 3 bn Syndicated Facility 15 th March 2007 ^ ^ ^ 2 Euro 850 mn Syndicated Facility 2 nd March 2004 ^ ^ 2 Each of the above waivers require 66 2/3% majority bank consent In addition, there are a limited number of bilaterals that require one or more of the above waivers and consents The two outstanding syndicated facilities require the following waivers and consents: 1

In order to convince the banks that are affected by the granting of a new loan to accept the priority of this facility, we proposed improvements in the current conditions, including higher remuneration, increased guarantees and early reimbursements.

These authorizations are currently being obtained and we hope to receive them rapidly.

•	We have already obtained more than two-thirds of the amounts (the necessary threshold) with respect to the €3 billion issue.

•	Due to the larger number of bankers for the €850 million issue, it will take additional time to obtain the necessary amendments.

The documentation required for this type of loan is expected to be completed by the end of October.
Benefits for the Affected Lenders Security Key Mandatory Payments Pricing Additional Liquidity at VU The Affected Lenders will be offered the following package in return for approving the requests: Financial Covenants Euro 3.0 billion Facility Euro 850 million Facility Existing Margin 47.5 bps p.a. 27.5 bps p.a. New Margin 150 bps p.a. 125 bps p.a. Annual Fee* 20 bps flat p.a. 25 bps flat p.a. "Early bird"* - 40 bps flat Second ranking pledge (US assets), Convention sur le Rang (French assets) on the security package given to lenders under the new Euro 3 bn facility 90-day hardening / preference period under US Law After repayment of the new Euro 3 bn facility, Affected Lenders would gain a first ranking pledge over the security package 1/3 of 50% of proceeds from equity and equity-related issues 1/3 of 50% of core asset disposals Total Gross Financial Debt EBITDA to Net Interest Net Financial Debt to EBITDA By allowing the successful implementation of the Euro 3 bn facility, VU can conduct an orderly asset disposal process *These fees to be paid annually in advance only to those banks who agree to the waiver (and until the Security package is released), with the "early bird" paid to those who agree prior to Monday 30th September 2002 Note: The security package and the mandatory prepayment provisions would fall away once the new Euro 3 bn facility is repaid and VU's Debt / EBITDA covenant reaches ^3.0x (to be agreed) for a period of two consecutive quarters. At that time, the margin of the facility would be reduced to 100 bps. Definition for the financial ratios and the release condition will be consistent with the exisiting Euro 3bn revolving credit facility 15th March 2002

•	At this point, I would like to show you the treasury projections on which this loan was granted.

•	You will note that we currently have an operating cash flow variance at the end of week 37 of nearly €700 million compared with the projections made at the end of July 2002.

•	This favorable difference is due largely to the fact – as we pointed out on August 14th – that we had gone from what retrospectively can be judged to be making hyper-optimistic to hyper-pessimistic forecasts.

•	Out of prudence, we assume only €200 million of this €700 million to be permanently retained. The other €500mm, in our view, represents only a temporary favorable variance.

•	Be that as it may, the operating cash flow forecast for 2003 does not appear to us be sufficient and will be reviewed by the business units and ourselves during the budgeting process, which is already underway. Our objective is to improve this figure by at least €300 million.

•	The asset sale program was communicated to the banks on the basis established on August 14th, i.e., €10 billion worth of assets in 18 months and at least €5 billion in 9 months. These figures preceded the Group’s decision to sell all of the activities of Vivendi Universal Publishing. Therefore, the expected proceeds of the asset sale program can now be revised upwards to €12 billion.
1 Liquidity Analysis * Before drawing of the Euro 3 bn facility but including the drawing of the Euro 1 bn facility 2,475 2,475 2,360 Cash-end of period 9 1,256 2,360 1,256 Cash beginning of period 8 1,219 116 1,104 Cash-flow before additional Drawing 7 3,867 - 3,867 Drawings / renewal of existing facilities* 6 (10,270) (4,259) (6,011) Debt repayment 5 7,622 4,374 3,248 Cash-flow before financing 4 10,308 5,220 5,088 Asset disposals 3 (1,658) (667) (992) Contingent liabilities and dividends 2 (1,027) (179) (849) Cash-flow from operations post tax and interests TOTAL June 02 Dec 03 2003 Full year June to Dec. 2002 H - 2 Note: Operational cash-flow overdelivery of Euro 695 mm (as of week 37), of which Euro 200mm is assumed retained In millions of euros

•	Thus, through these 2 items (more disposals and better cash-flow), we have an extra theoretical margin of €2.3 billion, while retaining a hypothetical un-negotiated early reimbursement of €1 billion.

•	Finally, we have based the reimbursement of our debt on the most prudent hypothesis possible. We have forecast that the VU/VE exchangeable loan would not be renegotiated but instead reimbursed in cash in March 2003 – which will perhaps be the case.

•	We have also made large progress toward the refinancing of €1.62 billion in VUE until November 2003. This loan will be extended by one year and will then be refinanced:

•	via a VUE bond issue or,

•	as a second alternative, by an IPO of VUE together with an increase in capital, or

•	as a third but undesirable alternative, by sales of VUE assets.
Cash-flow from operations post tax and interests Management Targets * Before drawing of the Euro 3 bn facility but including the drawing of the Euro 1 bn facility + 1,300 improvement 3,775 Cash-end of period 9 2,360 Cash beginning of period 8 1,415 Cash-flow before additional Drawing 7 - Drawings / renewal of existing facilities* 6 - 1,000 Debt accelerated repayment (5,259) Debt repayment 5 6,674 Cash-flow before financing 4 + 2,000 Asset disposal 7,220 Asset disposals 3 (667) Contingent liabilities and dividends + 300 cash-flow from operations + 121 1 Variance 2003 Full year In millions of euros 3,775 2

In order to make it easier to understand the debt situation of Vivendi Universal, this table sets forth an outline of Vivendi Universal’s financial debt by type and by legal entity at June 30, 2002.

Total debt excluding Vivendi Environnement, Cegetel and Maroc Telecom amounts to €17 billion.
Debt in Cos > 50% Owned Euro 1 bn - Liquidity Bridge Facility Euro 500 mn - Out of Syndicated Facility (Euro 3 bn) Euro 400 mn - Bilateral Facilities Drawings between 30th June 2002 and 31st August 2002 Repayments between 30th June 2002 and 31st August 2002 Euro 787 mn - Commercial Paper Euro 720 mn - Cegetel Intercompany Loan Euro 527 mn - Havas (VUP) Syndicated Facility Euro 357 mn - Bonds, EMTN and other * Excludes USA preferred A & B. Borrower / Issuer Bank Bond CP Lease Other Prefs Total* VU Holding Company 3,933 7,739 938 720 13,330 CANAL + 350 236 586 CGIS (Real Estate) 30 30 VUE 1,620 1,620 UMG 40 109 7 216 372 VUP 557 409 4 137 1,107 VTH 295 295 Gross Debt of Cos > 50% Owned 6,476 8,607 938 247 720 353 17,340 In millions of euros At June 30, 2002 (excludes VE, Cegetel and Maroc Telecom debt) At 31st August 2002, gross debt* of companies > 50% owned = Euro 16.8 bn

Some have requested to see the repayment schedule of our current debt, which is presented in this table.
Debt Repayment Schedule 216 394 1,622 1,117 1,906 145 1,784 198 222 1,700 1,291 152 11 4 0 500 1,000 1,500 2,000 2,500 Sep-02 Oct-02 Dec-02 Feb-03 Mar-03 Apr-03 Jul-03 Oct-03 Dec-03 Jan-04 Mar-04 Aug-04 Oct-04 Amount Euro mn Bank Bond CP Nov-03 Nov-02 A B C The above graph is as of 31 August 2002 and excludes VE, Cegetel and Maroc Telecom. Key assumptions: Full cash repayment in March 2003 of the VU/VE exchangeable for Euro 1.9 bn Full cash repayment in July 2003 of the BSkyB exchangeable for Euro 1.4 bn VUE loan of Euro 1.6 bn due November 2002 is expected to be refinanced to Nov 2003. A B C

Our goal remains to improve the financial strength of the Group in a progressive and orderly manner. We plan to reduce the debt and regain a financial rating corresponding to our ambitions.

Even without revising our forecasted cash flows, or expanding our €12 billion asset disposal program, we believe that by 2004 Vivendi Universal will be able to achieve a satisfactory rating, as it had before the crisis that we have just gone through.
Progressive De-Leveraging Targets Debt of Cos > 50% Owned Debt/EBITDA Q2 2002 17.3 Q3 2002 16.6 Q4 2002 14.1 5.3 Q1 2003 11.9 4.4 Q2 2003 11.7 4.4 Q3 2003 10 4.1 Q4 2003 9.6 4.2 Q1 2004 6.6 2.8 Q2 2004 6.6 2.7 Q3 2004 6.4 2.6 Q4 2004 6.4 2.5 Investment Grade Territory Before asset disposal increase of Euro 2bn & cash flow improvements Debt & EBITDA of Companies Owned > 50%* *Excludes USA preferred A & B. ** Calculated with LTM projected adjusted EBITDA. Note: the definitions of Debt and EBITDA in the above chart have not yet been finalized for the purpose of covenant calculations. Nevertheless, the leverage ratios above provide an illustration of rapid deleveraging. The calculations do not include the Non-Controlled Group (VE, Cegetel Groupe and Maroc Telecom)

Lastly, on accounting, accounts and reporting , I want to reiterate what I said to the 11 banks who guaranteed the €3 bn facility and to the 150 banks we met with on the 18th of September.

We have asked Price Waterhouse Coopers to go through 4 specific points:

•	to determine if the treasury reporting process is accurate and reliable

•	the structured deals done over the past 2 years, how they were accounted for, their impact on liquidity and their remaining commitments

•	review both internal and external work on goodwill impairment

•	review top executives compensation packages

The purpose was not to conduct a new audit or full review of our accounts. This work is done and well done by our auditors ( Salustro and Arthur Anderson (Barbier Frinault in France)

Since my arrival at Vivendi Universal 2 months ago, I have been able to speak with a lot of people, internally and externally. The CFOs have committed themselves to the Chairman of the group and myself on the accuracy of their business accounts and the full disclosure of their commitments.

As a consequence, I can formally say to you that to the best of my knowledge, the accounts are accurate and give a bone fide opinion of the Company’s situation. I couldn’t find, and no one has brought to my attention, any proof of wrongdoing, fraud or voluntary misleading written presentations from the Company or its representative.

After 2 months in the Company , I thought I should tell you because I sincerely believe it. Nevertheless, lots of work has to be done to improve our process, our reporting, and our cashflow.
Verify Reporting Integrity Internal Review Completed Pricewaterhouse Coopers Arthur Andersen / Ernst & Young Salustro Reydel CFOs Have Committed To Accuracy of Accounts Accounting Write-offs taken last quarter reflect true value No accounting improprieties identified Financial Disclosure No irregularities discovered

Disposals Update Jean-Bernard Levy Chief Operating Officer

A Firmly Engaged Disposal Plan Our priority is to reduce the excessive level of debt Plan to dispose Euro 12 billion of assets within 18 months Euro 1.1 billion finalized Majority of non-core assets in process of being disposed Main assets in the disposal plan*: Canal+ activities outside France (Italy, Poland, Benelux, Scandinavia); Canal+ Technologies; public offering of the "New Canal+" Telecoms activities outside France (Poland, Hungary, Kenya, etc.); Internet activities Press (Comareg, Express-Expansion) and publishing (VU Publishing) Minority interests Miscellaneous (property, distribution, airplanes, energy production, etc.) Partial monetization of VU Games *Subject to the necessary consultations.

Question and Answer Session

Other Information

Illustration of US / French GAAP Reconciliation of Net Income - 1st half 2002 Net Income (loss) as reported in the Consolidated Statement of Income (12.3) Goodwill impairment charge (18.0) Reversal of provision related to puts / calls 1.0 US / French GAAP book value differences (0.2) Disposal of investment in BSkyB (1.5) Reversal of French GAAP goodwill amortization 0.5 Financial instrument (0.5) Other (0.2) Tax effect of adjustments 0.8 US GAAP Net Income (loss) (30.4) In billion of euros Unaudited This schedule represents an indicative US / French GAAP Net Income reconciliation on an unaudited basis. This illustrative reconciliation is subject to modification, including finalizing the purchase price allocation associated with the USA acquisition and other matters.